SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 9, 2020

List of materials

Documents attached hereto:

i) Press release:  Sony Corporation Announces Investment in the Chinese Entertainment Platform Bilibili Inc.

April 9, 2020
Sony Corporation

Sony Corporation Announces Investment in the Chinese Entertainment Platform Bilibili Inc.

Sony Corporation made the above announcement on April 9, 2020. For details, please see the attached press release.

April 9, 2020

Sony Corporation

Sony Announces Investment in the Chinese Entertainment Platform Bilibili Inc.

 Sony Corporation (“Sony”) today announced that Sony Corporation of America (“SCA”), a wholly-owned subsidiary of Sony, has entered into a definitive agreement, pursuant to which SCA will subscribe for 4.98% of the total outstanding shares of Bilibili Inc.(“Bilibili”) (Nasdaq: BILI), a leading online entertainment platform for young generations in China, through the purchase of newly issued Class Z ordinary shares for an aggregate purchase price of approximately 400 million U.S. dollars.

Bilibili is a platform with a strong user following and a focus on Generation Z (individuals born between 1990 and 2009), the generation driving consumption of online entertainment in China. Bilibili is achieving growth through its main business areas including mobile games, livestreaming and distribution of video content such as professional user generated videos and animation.

Sony believes China is a key strategic region in the entertainment business, and this investment in Bilibili is in line with Sony’s strategy. Additionally, Sony and Bilibili have entered into a Business Collaboration Agreement, pursuant to which the parties agreed to pursue collaboration opportunities in the entertainment field in China, including animation and mobile game apps.

This investment in Bilibili is not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2021.

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